UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOOLU INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38259N
(CUSIP Number)

1710-1177 West Hastings Street, Vancouver, B.C. V6E 2L3
Telephone (604) 683-9262
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.       38259N
                  -------------------------------------

1)Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                                               Fu-Kuei Lian
                                         -------------------------------

2) Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ X ]

3) SEC Use Only
                              --------------------------------------------------

4) Source of Funds                          Not Applicable
                              -----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

----------------------------------------------------------------------------------------------------------------------------------------------

6) Citizenship or Place of Organization                        Taiwanese
                                                                             --------------------------

Number of                     (7) Sole Voting Power        1,328,596
Shares Bene-                                                    --------------------------------------
ficially                           (8) Shared Voting Power
Owned by                                                        -----------------------
Each Reporting              (9) Sole Dispositive Power         1,328,596
Person                                                                 --------------------------------------
With                               (10) Shared Dispositive Power
                                                                               --------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,328,596
-----------------------------------------------------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)             7.16%
                                                                               ---------------------

14) Type of Reporting Person IN
                                        -----------------------------------------------------------------------------------------

                                                                                                                  Page 2 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock, with no par value, of Goolu Inc. ("Goolu"), a Colorado corporation having a principal executive office at 8F, No. 28, Sec. 3, Roosevelt Road, Taipei, Taiwan, R.O.C.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of Fu-Kuei Lian, a businessman having an address at 5F, #14, 534 Ln., Wanda Rd., Taipei 108, Taiwan. Fu-Kuei Lian is a citizen of Taiwan.

During the last five years, Fu-Kuei Lian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Fu-Kuei Lian is a party to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of 15th day of August, 2002, by which Fu-Kuei Lian has agreed to sell a total of 1,168, 200 shares of the Common Stock of Goolu Inc. to certain parties as shown on Appendix A of the Stock Purchase Agreement. The closing under the Stock Purchase Agreement occurred on September 30, 2002. A copy of the Stock Purchase Agreement and its Appendix are attached hereto as Exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Immediately prior to closing of the transaction, Fu-Kuei Lian was the direct beneficial owner of 1,328,596 shares (7.16%) of Common Stock. Upon closing of the transaction, Fu-Kuei Lian is the direct beneficial owner of 160,396 shares (0.8%) of Common Stock.

The percentages of Common Stock described above are based on the number of shares of Common Stock outstanding as of August 26, 2002 (18,548,100 shares) as reported by Goolu Inc. in its Current Report on Form 8-K.

(b) Until sale of the Common Stock under the terms of the Stock Purchase Agreement, Fu-Kuei Lian had the power to vote or dispose of the Common Stock it owned. Fu-Kuei Lian has the power to vote or dispose of the Common Stock it owns.

(c) Other than the transaction described above, Fu-Kuei Lian has not effected any transactions in the Common Stock within the past 60 days.

(d) No other person is known by Fu-Kuei Lian to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Fu-Kuei Lian.

Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exist no agreements or understandings between Fu-Kuei Lian on the one hand and any other persons or entities on the other hand that would cause Fu-Kuei Lian and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number Description -------------------- ------------------- 1 Stock Purchase Agreement dated effective August 15, 2002. Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)

By: /s/ Fu-Kuei Lian -------------------------- (Signature)

Fu-Kuei Lian
(Name and Title)

                                                                         Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit I

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into effective this 15th day of August, 2002 by and between
LIAN, FU-KUEI, of 5F, #14, 534 Ln., Wanda Rd., Taipei 108, Taiwan (hereinafter the "Seller")

The parties shown in the signing pages as attached hereto (hereinafter the Purchasers)

(Each of the forgoing, a "Party", and all of the forgoing collectively, the "Parties")

WITNESSETH:

A. The Seller is the recorded and beneficial owner and holder of the numbers of issued and outstanding shares of the Common Stock of Goolu Inc., (hereinafter referred to as "Goolu"), set out below his name and signature at the end of this Agreement (the total of such shares - 1,169,200- being hereinafter referred to as the "Shares").

B. The Seller desires to sell the Shares to the Purchasers, and the Purchasers desire to purchase the Shares, all on the terms and conditions set forth herein. The numbers of shares to be transferred from the Seller to each Purchaser, respectively, in relation to this Agreement are set forth in Appendix A.

ARTICLE 1

DEFINITIONS

SECTION 1.1 Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings.

Action shall mean any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

Affiliate shall mean, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person, and includes any immediate family member of such person, and any trust established by or for the benefit of any one or more such persons exclusively.

Closing has the meaning, and be comprised of the procedures described in Sections 2.1(b) and 2.3.

Closing Date shall be August 30, 2002, or such other date not later than September 30, 2002 designated by the Seller.

Common Stock shall mean the voting common shares comprising the capital stock of Goolu.

Control (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more persons, shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

Encumbrances shall mean any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens) charge, encumbrance, adverse claim, preferential agreement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

Exchange Act shall mean the Securities Exchange Act of 1934,of the United States, as amended.

Government Authority shall mean any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitrary body.

Governmental Order shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

Law shall mean, any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

Person shall mean any individual, partnership firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

Purchase Price shall mean the amount agreed to be paid by the Purchasers to the Seller pursuant to this Agreement, specifically US Dollars (US$)11,692.00 - being $0.01 (U.S.) per share.

Shares shall mean the 1,169,200 common shares of Goolu owned by the Seller and agreed herein to be sold to the Purchasers.

ARTICLE 2

PURCHASE AND SALE

SECTION 2.1 Purchase and Sale of Shares

(a) Subject to the terms and conditions hereinafter set forth herein, at the Closing, the Seller shall sell, convey, transfer, and deliver to the Purchasers, the numbers of Shares agreed by the Parties, and the Purchasers shall purchase the Shares from the Seller in consideration of the payment of the Purchase Price.

(b) The certificates representing the Shares shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed, in blank, in either case with signatures guaranteed in the customary fashion and shall have all the necessary documentary affixed thereto, prior to the Closing so that the Shares will be registered in the names of the Purchasers or other persons they may designate immediately prior to the Closing.

SECTION 2.2 Amount and Payment of Purchase Price

The total consideration payable by the Purchasers to the Seller for the purchase of the Shares will be the amount of the Purchase Price-namely US$11,692.00.

SECTION 2.3 Closing

(a) On or before the Closing, the Purchasers shall deliver to the Sellers the aggregate Purchase Price.

(b) At the Closing, the Seller shall deliver stock certificates evidencing the Shares registered in the name of the Purchasers or the Purchasers' nominees.

SECTION 2.4 Restricted Period

In addition to compliance with any and all applicable laws and regulations regarding resale of the Shares by the Purchasers, Purchasers shall not offer or resell the Shares purchased herein within one hundred eighty (180) days from the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchasers to enter into this Agreement, the Seller hereby represents and warrants to the Purchasers as follows:

SECTION 3.1 Authorization

The Seller has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, the performance by the Seller of his obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller and this Agreement constitutes legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with the terms and condition herein.

SECTION 3.2 Ownership of Shares

The Seller has good and marketable title to, and is the recorded and beneficial owner of, the Shares free and clear of all Encumbrances.

SECTION 3.3 No Conflict

Except as may result from any facts or circumstances relating solely to the Purchasers, the execution, delivery and performance of this Agreement by the Seller do not and will not

(a) conflict with or violate any Law or Governmental order applicable to the Seller; or

(b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which the Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.

SECTION 3.4 No Obligations by Goolu

Goolu is not subject to any agreement, document, judgment or order, nor does it have outstanding any warrants or other securities which will or might oblige Goolu to issue any further shares in its capital. Further Goolu is not, pursuant to any agreement, document, judgment or order, obliged to perform any acts, nor to engage any persons or companies, nor to purchase any services, equipment or things, nor have any other real or contingent liabilities or commitments outstanding.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

As an inducement to the Seller to enter into this Agreement, the Purchasers hereby represent and warrant to the Seller as follows:

SECTION 4.1 Authorization

The Purchasers have all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Purchasers, and this Agreement constitutes a legal, valid and binding obligation, of the Purchasers enforceable against the Purchasers in accordance, with the terms and condition herein.

SECTION 4.2 No Conflict

Performance of this Agreement by the Purchasers does not and will not

(a) conflict with or violate any law or Governmental order applicable to the Purchasers or

(b) conflict with, result in any breach of, or constitute a default under an agreement or Court order which is outstanding or binding on the Purchasers.

ARTICLE 5

ADDITIONAL AGREEMENTS

SECTION 5.1 Further Action

Each of the Parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

SECTION 5.2 Investigation by the Purchasers

The Purchasers acknowledge and agree that they

(i) have made their own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, Goolu and the Shares;

(ii) have been furnished with or given adequate access to such information as they have requested about Goolu and the Shares; and

(iii) except as provided in this Agreement, will not assert any claim against the Sellers, Goolu or any of their respective directors, officers, employees, agents, stockholders, affiliates, consultants, investment bankers or representatives, or hold the Sellers, Goolu or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Sellers, Goolu or such Persons concerning Goolu or the Shares.

SECTION 5.3 Purchasers' Assignments

As the Purchasers are entering into this Agreement on behalf of other persons or companies who will become the ultimate owners and transferees of the Shares, the Purchasers or either of them may designate the persons or companies to which the Shares will be transferred by the Seller. If transferees of the Shares being received from the Seller sign acknowledgments in favor of the Seller that they will be responsible for the terms and provisions of this Agreement in the place of Purchasers as though they were originally signatories hereto, then Purchasers shall be released from the terms and provisions of this Agreement. Where transferees give such undertakings they will thereafter be entitled to enforce the provisions of this Agreement in the place of the Parties which has been released from this Agreement.

ARTICLE 6

CONDITIONS TO CLOSING

SECTION 6.1 Condition to Obligations of the Seller

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchasers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchasers at or prior to the Closing shall have been complied with in all material respects.

SECTION 6.2 Conditions to Obligations of the Purchasers

The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Seller at or prior to the Closing shall have been complied with in all material respects, and the Purchasers shall have received a certificate signed by the Seller to such effect, is so requested.

ARTICLE 7

TERMINATION

SECTION 7.1 Termination

This Agreement may be terminated with respect to any Purchaser, at any time prior the Closing, by the Seller giving a written notice to such effect to such Purchaser, or by the Purchaser giving a written notice to the Seller.

ARTICLE 8

GENERAL PROVISIONS

SECTION 8.1 Waiver

The Seller and the Purchasers may

(a) extend the time for the performance of any of the obligations or other acts of the other Party,

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by another Party pursuant hereto or

(c) waive compliance with any of the agreements or conditions contained herein by another Party. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

SECTION 8.2 Expenses

(a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

(b) The Seller will pay costs associated with preparing the proper signature guarantees and/endorsements, and any taxes payable upon the sale of the Shares.

SECTION 8.3 Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the addresses set forth herein or such other addresses as the Parties may supply to the others for the purpose of this Agreement from time to time.

SECTION 8.4 Headings

The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement

SECTION 8.5 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other prevision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 8.6 Entire Agreement

This Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties hereto with respect to the subject matter hereof and thereof.

SECTION 8.7 Assignment

This Agreement may not, subject to Section 5.3, be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchasers (which consent may not be unreasonably withheld); provided, however, that the Purchasers may assign this Agreement to an Affiliate of the Purchasers without the consent of the Seller.

SECTION 8.8 No Third Party Beneficiaries

This Agreement shall be binding upon and, subject to Section 5.3, solely to the benefit of the Parties hereto and their successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right benefit or remedy of any nature whatsoever under or by reason of this Agreement

SECTION 8.9 Amendments

This Agreement may not be amended or modified except

(a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchasers or

(b) by a waiver in accordance with Section 8.1.

SECTION 8.10 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Republic of China (hereinafter the "ROC"), applicable to agreements made and to be performed entirely within such jurisdiction and without regard to its choice of law principles. All Parties hereto

(i) agree to submit themselves to the personal jurisdiction of the non-exclusive jurisdiction of the courts of the ROC in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement;

(ii) agree that the sole venue for any such dispute which arises out of this Agreement or any of the transactions contemplated by this Agreement shall be the courts of ROC;

(iii) agree that they will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(iv) agree that they will not bring any action related to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of ROC.

SECTION 8.11

The Parties agree that the original executed copies of the Agreement and of the signing pages of each Party shall be maintained by the Company. In the event that there is any discrepancy between such original executed copies and the copies held by each Party, the executed copy held by the Company shall prevail.

SECTION 8.12 Facsimile Signatures

It is expressly agreed that the parties may execute this Option via facsimile signature and such facsimile signature pages shall be treated as originals for all purposes.

SECTION 8.13 Survival of Representations and Warranties

The representations and warranties of the parties hereto contained in Articles 3 an 4 shall survive the Closing and continue until August 30, 2004.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.

SIGNED AND DELIVERED IN THE
PRESENCE OF:

-----------------------------------------
Lian, Fu-Kuei

SIGNING PAGE

Purchaser:

Purchaser's ID NO.:

Representative:_________________________________________

Position:___________________________________________

Execution Date:Aug 15, 2002

The Number of Shares to be Purchased:

The Amount of Purchase:USD

Purchaser's Citizenship:

Address:

Telephone Number:

Signature:___________________________

STOCK PURCHASE AGREEMENT APPENDIX A

NO.	Account No.	Name (in English)	Taiwan ID No.	Address (English)	Shares # on Agreement	Amount in USD
1	17	SHIH,NENG-TUNG	N101040019	No 368 ., Jianguo Rd ., Yuanlin Jen ., Changhua ., Taiwan 510 ., R.O.C	15,600	156
2	26	FAN,CHIU-HUI	F221483061	5F,No95,Chiuanjou St,Jungjeng Chiu,Taipei,Taiwan 100, R.O.C.	800	8
3	36	CHUANG, HUI-CHEN	A229329649	No.211, Hulin St., Shinyi Chiu, Taipei, Taiwan 110, R.O.C.	5,000	50
4	38	CHANG, BO-CHIN	A120674445	6F-1,No70,Shinmen St,Jungjeng Chiu, Taipei, Taiwan 100, R.O.C.	4,000	40
5	39	CHANG, MING-FENG	A222754199	6F-1,No70,Shinmen St,Jungjeng Chiu, Taipei, Taiwan 100, R.O.C.	4,000	40
6	40	CHANG LIU, CHIN-LIN	F203187726	4F, No.5, Lane16, Jenghe St., Lujou City, Taipei, Taiwan 247, R.O.C.	4,000	40
7	47	WU,LI-HUA	N201928752	No 368 ., Jianguo Rd ., Yuanlin Jen ., Changhua ., Taiwan 510 ., R.O.C	1,600	16
8	48	CHOU, CHUNG-MING	A122239971	3F, No.31, Lane1, Sec. 2, Chengde Rd.Datung Chiu, Taipei, Taiwan 103, R.O.C.	5,000	50
9	49	KAO, HSIAO-CHIEN	F224213347	3F, No.128, Lane203, Sec.2, Singlong Rd., Taipei, Taiwan 116, R.O.C.	4,400	44
10	59	CHANG, YAO-KUN	A122693546	3F, No.71-2, Minle Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	800	8
11	64	CHANG,CHIA-WEI	A220833464	1F, No.4, Lane36, Sanmin Rd., Lujou City, Taipei, Taiwan 247, R.O.C.	14,000	140
12	72	LU, WEN-SHENG	E120277539	No.5, Daching St.,Sanmin Chiu, Kaohsiung, Taiwan 807, R.O.C.	800	8
13	73	YAO, LUNG-MU	A101803051	No.143, Jengyi N. Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	4,000	40
14	74	YAO, KENG	A100301932	5F-3,N046,Chengde Rd,Sec2,Taipei,Taiwan 103,R.O.C	4,000	40
15	105	LIU, YUAN-LING	J220550566	No.12, Lane227, Gungyuan Rd., Hsinchu, Taiwan 300, R.O.C.	1,800	18
16	109	LIN, LI-HSIANG	D220015478	No.69, Chungde 14th St., Dung Chiu, Tainan, Taiwan 701, R.O.C.	61,000	610
17	111	CHEN, HSI-HSUN	N121857912	3F-6, No.59, Shinghua 5th St., Gueishan Shiang, Taoyuan, Taiwan 333, R.O.C.	4,800	48
18	114	CHEN, YING-YING	M220716815	No17,Lane 155, Sec.3, Jungshan Rd., Shulin City, Taipei, Taiwan 238, R.O.C.	800	8
19	116	HUANG, HO-SHAN	D100415854	No.69, Chungde 14th St.,Dung Chiu, Tainan, Taiwan 701, R.O.C.	61,000	610
20	125	HUANG,CHUEN-MIN	D221187517	No.21, Alley9, Lane290, Jungnan. Rd., Douliou City, Yunlin, Taiwan 640, R.O.C.	4,000	40
21	130	LIN, CHENG-YUAN	F121755640	7F, No.1, Lane101, Jiunying St., Shulin City, Taipei, Taiwan 238, R.O.C.	4,000	40
22	131	CHEN, CHUN-CHIN	F125491549	No.149, Jianyi Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	1,600	16
23	132	CHEN, SZU-CHAN	F124800964	No.149, Jianyi Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	1,600	16
24	138	SHU, TSU-YING	B121055730	No.3, Lane91, Shude 1nd St., Taiping City, Taichung, Taiwan 411, R.O.C.	4,000	40
25	141	LIU, CHUN-NAN	F121699389	No.285-9, Jungjeng 3rd Rd., Yingge Jen, Taipei, Taiwan 239, R.O.C.	2,000	20
26	146	KO, YEN-HSING	R121461848	7F,No20,Lane249,Sec2,Meish Rd, Yang Mei Jen, Taoyuan,Taiwan 326, R.O.C.	1,600	16
27	150	LIN, CHANG-CHIN	K100273923	No.81, Jungshing St., Houli Shiang, Taichung, Taiwan 421, R.O.C.	4,000	40
28	151	YANG, SHU-LING	L220575662	No.3-1,Jungshing St,Chingshuei Jen, Taichung, Taiwan 436, R.O.C	4,000	40
29	158	LIU, TSAI-CHUN	B221418186	No.157, Minchiuan Rd., Taichung, Taiwan 403, R.O.C.	4,000	40
30	163	LIAO, YUNG-LIANG	H121870957	4F, No.1-3, Alley81, Lane2, Sec. 2, Jungshan Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	800	8
31	164	CHEN, YU-CHIN	A123331045	4F, No.27, Wufeng Rd., Shindian City, Taipei, Taiwan 231, R.O.C.	800	8
32	166	HUANG, PEI-YUAN	Y120152032	1F, No7,Lane135,Hulu St,Shrlin Chiu , Taipei , Taiwan 111 R.O.C	400	4
33	167	HUNG, CHIEN-FENG	F122120963	No.66, Fushing St., Yunghe City, Taipei, Taiwan 234, R.O.C.	1,600	16
34	171	CHEN, CHUN-LIANG	A122665097	14F-2, No5 , Lane 126, Shinchuen St, Danshuei Jen , Taipei, Taiwan 251, R.O.C	3,200	32
35	172	CHEN, HSIEN-SHUN	A101306440	No.7, Dahren St., Banchyau City, Taipei, Taiwan 220, R.O.C.	4,000	40
36	179	LIU, CHUN-MEI	B200471432	No.675, Dungying Rd., Taichung, Taiwan 401, R.O.C.	600	6
37	180	HUANG, KO-YEN	R121110668	No.161-2, Tzliang Li , Jiali Jen, Tainan, Taiwan 722, R.O.C.	800	8
38	181	LIU,HSIU-CHEN	K220303504	No15, Alley 57, Lane 146, Jungjeng Rd, Wufeng Shiang, Taichung, Taiwan 413, R.O.C	800	8
39	182	LIU, CHU-CHANG	L101836880	No.313, Jiahou Rd., Houli Shiang, Taichung, Taiwan 421, R.O.C.	1,600	16
40	183	FANG, CHU-YIN	L220105713	No.37, Alley58, Lane450, Beiyang Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	1,000	10
41	191	LAI, HSIU-CHING	K220860344	No21,Shindung St, Miaoli City, Miaoli, Taiwan 360,R.O.C	10,000	100
42	200	LEE, JUNG-FU	K101484466	Building G , 12 F, N02, Lane 313, Boai St, Junan Jen, Miaoli, Taiwan 350, R.O.C	4,000	40
43	209	HSU, HUI-HSIUNG	H121005361	No.207, Tsauta Tsuen, Guanyin Shiang, ,Taoyuan, Taiwan 328, R.O.C.	12,000	120
44	212	LIU, CHI-SHENG	K120449870	No.129-1, Jungyi Tsuen, Gungguan Shiang, Miaoli, Taiwan 363, R.O.C.	1,000	10
45	213	LAI, CHI-SHAO	K120512930	No.42, Yungle Rd., Tungluo Shiang, Miaoli, Taiwan 366, R.O.C.	1,600	16
46	219	WENG, CHENG-CHINE	K120112314	No.39, Guangfu Rd., Miaoli City, Miaoli, Taiwan 360, R.O.C.	4,000	40
47	221	YANG, HSUEH-HUA	F220308256	No.17-5, Dajuang Li, Houlung Jen, Miaoli, Taiwan 356, R.O.C.	800	8
48	226	FANG, LI-HSUEH	T220548644	No.31, Shinsheng 3rd Rd., Dunggang Jen, Pingtung, Taiwan 928, R.O.C.	3,000	30
49	227	WANG CHENG,MEI-CHU	A201434674	No11,Lane 86, Lioujou St, Wanhua Chiu, Taipei, Taiwan 108, R.O.C	2,000	20
50	229	CHEN CHIU, HSIU-MEI	F200697225	No.122-2, Gueilin Rd., Wanhua Chiu, Taipei, Taiwan 108, R.O.C.	1,600	16
51	230	CHIEN LIU, PAO-LIEN	A202742915	4F, No.27-3, Lane82, Sec. 2, Gueiyang St.,Wanhua Chiu, Taipei, Taiwan 108, R.O.C.	800	8
52	240	CHAN, HSIU-YING	K201705766	No. 56, Ln 139, Feng-Nian Rd., Fengyuan City, Taichung Hsien, Taiwan 420	2,000	20
53	241	KO, SHU-LING	L220017281	N056, Lane 139, Feng-nian Rd, Fengyuan City, Taichung Hsien, Taiwan 420, R.O.C	400	4
54	242	LIU, KUANG-FENG	L120315459	6F, No.814-15, Jungjeng Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	1,200	12
55	243	CHI, HSIU-CHEN	N222339773	N056, Lane 139, Feng-nian Rd, Fengyuan City, Taichung Hsien, Taiwan 420, R.O.C	1,600	16
56	245	LIU, TSUNG-FU	M121181163	No.81, Lane yung leh, Yufeng Tsuen, Shueili Shiang, Nantou, Taiwan 553, R.O.C.	1,400	14
57	249	YU, HSIU-JU	K220386370	No.1-30, Alley64, Lane465, Liantsuen Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	9,200	92
58	257	LIN,CHUN-JU	T121351214	No23,Deshie St., Changjr Shiang, Pingtung , Taiwan 908, R.O.C.	6,400	64
59	261	HUANG, KUAN-CHENG	K120978607	No.8, Alley28, Lane95, Mingli St., Junan Jen, Miaoli, Taiwan 350, R.O.C.	1,200	12
60	263	LIAO,KAN-FU	R124501349	No38-2,Lane 55, Jungjeng Rd., Yungkang City , Tainan, Taiwan 710, R.O.C	2,400	24
61	265	CHUNG, KUN-CHANG	V120803873	2F,N052, Lane 86, Tiehua Rd, Taitung City , Taiwan 950, R,O,C	1,200	12
62	287	LIN, CHANG-KENG	F122967297	No.91, Jangshu 1st Rd., Shijr City, Taipei, Taiwan 221, R.O.C.	800	8
63	312	WANG, TZU-MIN	A220103390	1F, No21., Lane514,Fushing N. Rd., Jungshan Chiu, Taipei , Taiwan 104, R.O.C	1,200	12
64	313	WANG, I-PING	A220103407	1F, No21., Lane514,Fushing N. Rd., Jungshan Chiu, Taipei , Taiwan 104, R.O.C	400	4
65	315	SUN,I-LIN	U220227481	No290, Sec 2, Junghua Rd., Jian Shiang , Hualien , Taiwan 973 , R.O.C	400	4
66	323	YANG, YUEH-JIAU	A200228814	3F., No17, Lane 86, Lioujou St., Wanhua Chiu, Taipei , Taiwan 108, R.O.C	1,200	12
67	325	CHEN, SHU-HUI	T220982799	No.73, Shanho Rd., Ligang Shiang, Pingtung, Taiwan 905, R.O.C.	3,400	34
68	342	LEE, CHIH-CHI	F123120065	No.143-10, Shiafu, Linkou Shiang, Taipei, Taiwan 244, R.O.C.	9,000	90
69	344	CHEN, CHIH-CHIANG	F123638740	4F, No.1, Tzchiang 7th St., Linkou Shiang, Taipei, Taiwan 244, R.O.C.	200	2
70	348	LEE, FU-YU	F120801974	N012, Lane 161, Guochiang St., Beituen Chiu , Taichung, Taiwan 406., R.O.C	2,400	24
71	352	LO, MAN-LIN	A224660716	3F, No.6-1, Lane26, Heshing Rd., Taipei, Taiwan 116, R.O.C.	600	6
72	360	LUO, WEN-HSIU	K120549375	No.5, Lane5, Xin-Xing Qing-Hua Li , Miao-Li City, Miao Li, Taiwan 360, R.O.C.	3,000	30
73	367	YEH, CHING-I	Q100388254	No.44-11, Lutsuol. Lutsuo Li, Chiai, Taiwan 600, R.O.C.	5,400	54
74	370	CHEN, CHIEN-HUNG	Y120549268	2F, No.3, Alley14, Lane502, Chungher St., Beitou Chiu, Taipei, Taiwan 112, R.O.C.	800	8
75	373	CHIANG, YUNG-CHIH	Q120920865	2F, No.3, Lane417, Junggang Rd., Shinjuang City, Taipei, Taiwan 242, R.O.C.	2,000	20
76	377	CHANG SHYU, MEI-LIH	F203280375	6F-3, No.346, Sec. 1, Wanshou Rd., Gueishan Shiang, Taoyuan, Taiwan 333, R.O.C.	6,000	60
77	386	LIU, PIN-LAN	B221133473	No.157, Minchiuan Rd., Taichung, Taiwan 403, R.O.C.	2,000	20
78	396	CHUANG, CHEN-SAN	P101992411	1F, No.78, Alley76, Lane600, WuSing St., Taipei, Taiwan 110, R.O.C.	600	6
79	398	YEH, JUNG-KUEI	K101653612	9F, No.6, Lane79, Antai St., Taipei, Taiwan 114, R.O.C.	5,800	58
80	399	YEH, LI-LING	K220985588	9F, No.6, Lane79, Antai St., Taipei, Taiwan 114, R.O.C.	4,400	44
81	412	LIN, CHIH-HSING	F122775388	4Fl, No19, Alley 5, Lane 149,Sec2, Bade Rd, Banchiau City, Taipei , Taiwan 220, R.O.C	1,200	12
82	413	WANG, SHIAU-TIAN	P121744591	4F-3, No.21, Lane103, Swei Rd., Banchiau City, Taipei, Taiwan 220, R.O.C.	200	2
83	415	WU, CHIH-JEN	U120322238	12Fl., No293., Wen - Chuan Road, Tzuoying Chiu ,Kaohsiung 831, R.O.C	800	8
84	416	LIN, HSUAN-SHENG	G120014721	9F, No.556, Heti Rd., Sanmin Chiu, Kaohsiung, Taiwan 807, R.O.C.	1,200	12
85	425	LIN, YIN-SHIA	N223236520	No.23, Sec. 3, Jangnan Rd., Changhua City, Changhua, Taiwan 500, R.O.C.	400	4
86	440	CHOU, YU-FANG	P220464283	No.27, Lane150, Nanjeng 2nd Rd., Fengshan City, Kaohsiung, Taiwan 830, R.O.C.	400	4
87	441	TSUI, CHUN-DER	F121387407	No.91-4, Tzchiang shintsuen, Banchiau City, Taipei, Taiwan 220, R.O.C.	200	2
88	443	CHEN,CHENG-YI	F120114707	2Fl.,No14.,Alley 4., Lane 166.,Chungyang Rd.,Nangang Chiu., Taipei, Taiwan 115,R.O.C	600	6
89	446	HO, CHIN-HUA	T221096130	No.13-1, Lane Hsiu Yang, Minsheng Rd., Pingtung City, Pingtung, Taiwan 900, R.O.C.	200	2
90	449	CHEN, YUNG-CHIEH	T120081482	No.13-1, Lane Hsiu Yang, Minsheng Rd., Pingtung City, Pingtung, Taiwan 900, R.O.C.	200	2
91	450	CHEN, YU-CHANG	N121354578	No.275, Shingang Rd., Shengang Shiang, Changhua, Taiwan 509, R.O.C.	3,000	30
92	454	CHEN,CHIU-FEN	E201707087	4F, No.26, Minshou St., Chianjen Chiu, Kaohsiung, Taiwan 806, R.O.C.	1,000	10
93	455	CHO, TING-YUAN	L120960874	No.153, Tungan St., Fengyuan City, Taichung, Taiwan 420, R.O.C.	8,000	80
94	456	CHEN, HSUEH-HSIA	L221191053	No18.,Lane 480., Sec2., Tanshing Rd., Tantz Shiang., Taichung., Taiwan 427., R.O.C	600	6
95	458	CHEN, LI-MAN	L221197091	No18.,Lane 480., Sec2., Tanshing Rd., Tantz Shiang., Taichung., Taiwan 427., R.O.C	1,600	16
96	459	CHEN, LI-JIUN	L222118414	No.18, Alley 480 ., Sec. 2, Wenshin Rd., Taichung, Taiwan 427, R.O.C.	200	2
97	460	TSENG, CHUN-MING	N122895041		600	6
98	464	HUANG, HSING-TA	L120344978	10Fl., N03., Lane 32., Shiuefu Rd., Danshuei Jen ., Taipei 251 R.O.C	200	2
99	465	TSAI, HSIU-TAO	P220487848	No.76-1, Wenchangdung 6th St., Taichung, Taiwan 406, R.O.C.	1,000	10
100	468	CHEN, YU-CHIN	L221217909	No.7, Lane480, Sec. 2, Tanshing Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	800	8
101	472	CHAO, CHUN-SHENG	B120664486	No.159, Sec. 1, Meitsuen Rd., Taichung, Taiwan 403, R.O.C.	2,000	20
102	473	CHEN LIN, CHUN-CHU	L201971064	No.18, Lane480, Sec. 2, Tanshing Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	600	6
103	474	LIN, LI-HUA	L221191062	No.18, Lane480, Sec. 2, Tanshing Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	1,000	10
104	479	HSU, YUEH-CHIEN	E120437419	4F, No.11, Lung shing 1 st., Bali Shiang, Taipei, Taiwan 249, R.O.C.	1,200	12
105	480	YEH, YUN-TSENG	H120748027	7Fl., No 9., Alley 1., Lane 99., Huan S. Rd., Yungning Li., Yangmei Jen ., Taoyuan County., Taiwan 326., R.O.C	1,000	10
106	515	LIN, KUN-HSIEN	T120173350	No.371, Lane Tien Chung Yi Heng, Pingtung City, Pingtung, Taiwan 900, R.O.C.	200	2
107	517	HSIEH, WEN-CHUNG	R121153216	No.35, Jinshiue St., Shigang Shiang, Tainan, Taiwan 723, R.O.C.	2,200	22
108	519	TSAI, TAI-LIN	R120710244	9F, No.360-7, Demin Rd., Kaohsiung, Taiwan 811, R.O.C.	2,800	28
109	521	LEE, KUEI-CHENG	D120441458	No.191, Zenai Rd., Pingtung City, Pingtung, Taiwan 900, R.O.C.	13,400	134
110	528	HUANG,MEI-HUA	M201192126	No7., Lane 31., Chunghsiao St., Chungho.,Taipei., Taiwan 235., R.O.C	1,000	10
111	529	HSU, CHIN-JU	K201168969	No.82, Jungshan Rd., Tungluo Shiang, Miaoli, Taiwan 366, R.O.C.	1,600	16
112	538	CHENG, CHUN-O	K200175844	5F-1, No.346, Sec. 5, Nanjing E. Rd., Taipei, Taiwan 105, R.O.C.	600	6
113	543	CHANG,MAN-CHIH	L220226833	No.63., Lane 93., Dztung St., Tzntz Shizng., Taiwan 427., R.O.C	200	2
114	544	CHEN, YU-FENG	A222875237	No.26, Jingcheng 6th St., Taichung, Taiwan 403, R.O.C.	1,000	10
115	546	CHEN, HSIN-PING	A122875208	No.26, Jingcheng 6th St., Taichung, Taiwan 403, R.O.C.	1,600	16
116	552	WANG, CHENG-CHIAU	A103057039	8F, No.61, Sec. 1, Anhe Rd., Taipei, Taiwan 106, R.O.C.	48,000	480
117	554	CHANG CHAO PING-PING	B200213609	6F-k, No.207-3, Sec. 4, Shinyi Rd., Taipei, Taiwan 106, R.O.C.	4,000	40
118	556	CHENG TA PRESS CO., LTD.	35036497	No.7, Lane68, Sec. 1, Guangfu Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	3,400	34
119	558	WU JOU COLOR SCANNER & PRINTING CO , LTD..	07618444	2F, No.373, Da S. Rd., Taipei, Taiwan 111, R.O.C.	4,600	46
120	569	WU, CHIEH-YU	E200576891	5F-2, No.11, Lane353, Fuguo Rd., Kaohsiung, Taiwan 813, R.O.C.	3,800	38
121	574	CHEN, HAO	A103946157	1F., No13., Alley 17., Lane 21., Wenhu St., Neihu Chiu Taipei, Taiwan 114., R.O.C	1,400	14
122	576	LIN TSAI, HSIU-YING	Q200407309	9 Fl., No 245.,Sec 3., Roosevelt Road., Taipei, Taiwan 106., R.O.C	3,400	34
123	578	CHI, KAI-LIN	F223631850	No.19, Lane87, Sec. 2, Tailin Rd., Taishan Shiang, Taipei, Taiwan 243, R.O.C.	200	2
124	592	SHEN, CHING-SUNG	B100128023	No.109, Tafeng E 2nd St., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	1,000	10
125	593	HSIEN, CHIEN-CHIH	E102597798	10F-7, No.435, Fumin Rd., Kaohsiung, Taiwan 813, R.O.C.	1,000	10
126	594	HUNG, SUN-FA	L125277829	No.31, Lane63, Sec. 1, Youyuan Rd., Dadu Shiang, Taichung, Taiwan 432, R.O.C.	1,000	10
127	605	LIN, JUNG-HSIEN	K122335119	8 Fl., No 16 ., Lane 239., Jungshiau Rd., Banchiau City ., Taipei., Taiwan 220., R.O.C	4,600	46
128	611	HUANG, CHIUNG-I	Q221298757	No 12., Lane 206., Jengda 2nd St. , Wenshan Chiu ., Taipei , Taiwan 116 ., R.O.C	3,400	34
129	614	LIU, SHU-HUI	A223583274	6 Fl., No 431., Sec 5., Jungshiau E. Rd., Shinyi Chiu ., Taipei , Taiwan 110., R.O.C	2,000	20
130	615	LU, YUN-TING	P220959769	6F, No.8, Lane79, Fushyang St., Tucheng City, Taipei, Taiwan 236, R.O.C.	1,000	10
131	617	TSAI, MEI-LING	Y220127488	4F, No.16, Junghua St., Lujou City, Taipei, Taiwan 247, R.O.C.	2,400	24
132	619	WU, TSAI-HUAN	Y220093905	No.11, Alley1, Lane2, Hoajuwei St., Sanchung City, Taipei, Taiwan 241, R.O.C.	200	2
133	620	SHIH, MEI-LING	F220674531	10F-1, No.147-4, Yungfu St., Sanchung City, Taipei, Taiwan 241. R.O.C.	200	2
134	621	CHANG, SHU-YI	F120869930	4 Fl., No 1 ,Alley 39, Lane 99, Sec 3 , Kangning Rd. Nethu Chiu , Taipei , Taiwan 114, R.O.C	200	2
135	622	HUNG, TZU-YUAN	E220289237	4F, No.5, Lane6, Dayung Rd., Sanshia Jen, Taipei, Taiwan 237, R.O.C.	1,600	16
136	623	CHEN, SHU-CHEN	Y220272737	11 Fl., No 12., Lane 66., Minchiuan St., Taishan Shiang., Taipei , Taiwan 243, R.O.C	600	6
137	630	SUNG, CHUNG-LUNG	F120284633	3F-2, No.2, Lane1, Junghua St., Lujou City, Taipei, Taiwan 247, R.O.C.	3,000	30
138	633	LEE, YI-CHENG	T120606149	No 361., Yanhai Rd., Dunggang Jen., Pingtung, Taiwan 928 , R.O.C	4,400	44
139	646	HO, KUNG-CHAO	K120064886	No.147, Tzyhjyh Rd., Miaoli City, Miaoli, Taiwan 360, R.O.C.	2,800	28
140	647	CHEN, MING-WEI	F122122378	No.7, Lane51, Shirung Rd., Dalin Jen, Chiai, Taiwan 622, R.O.C.	2,000	20
141	649	PAN, HSUEH-CHUAN	A222466050	2Fl.,No 3., Lane 146., Sec 7., Jungshan N. Rd., Shrlin Chiu., Taipei ,Taiwan 111., R.O.C	2,000	20
142	650	CHEN, YU-CHIN	F222363433	8 Fl -2 ., No 24 ., Lane 43 ., Sec 1., Chungyang Rd., Sanchung City., Taipei , Taiwan 241, R.O.C	1,000	10
143	654	CHANG, WEN-SHUN	L120347031	No.18-16, Lane chung cheng third, Ben St., Dungshr Jen, Taichung, Taiwan 423, R.O.C.	1,000	10
144	657	LO, TSENG-PIN	M121145336	No 18., Lane 499 ., Jenfu Rd., Taiping City ., Taichung, Taiwan 411., R.O.C	2,800	28
145	658	LIN, CHIU-YUAN	K121151637	4 Fl - 3 ,No.34, Lane154, Jungshiau Rd., Banchiau City, Taipei, Taiwan 220, R.O.C.	800	8
146	669	CHANG, SHIH-CHENG	L122185208	No.40, Alley110, Lane92, Feng S. St., Fengyuan City, Taichung, Taiwan 420, R.O.C.	1,400	14
147	670	WU, FU-HSIUNG	R100320575	No.16, Lane18, Shinren 7th St., Dali City, Taichung, Taiwan 412, R.O.C.	400	4
148	673	LIN, HUI-CHEN	V220831333	5F, No.5, Lane131, Minchiuan Rd., Lujou City, Taipei, Taiwan 247, R.O.C.	600	6
149	677	CHAI, WAN-LING	F223608959	1F, No.19, Lane138, Liauning St., Taipei, Taiwan 104, R.O.C.	800	8
150	680	CHENG,GUANG-HUNG	P120239091	1 Fl., No.10, Lane158, Beinei St., Shulin City, Taipei, Taiwan 238, R.O.C.	1,200	12
151	681	SU, CHUNG-MIN	A120193212	5F, No.87, Baushing St., Taipei, Taiwan 108, R.O.C.	4,400	44
152	688	LIU, YU-FEN	B220306561	No.157, Minchiuan Rd., Taichung, Taiwan 403, R.O.C.	2,800	28
153	707	CHIU, CHIUNG-YU	Q222500630	1Fl., No 52., Minhe St., Wanhua Chiu., Taiwan 108, R.O.C	4,400	44
154	719	CHEN, WEN-PIN	A120008512	No.19, Alley12, Lane61, Jaoho St., Taipei, Taiwan 105, R.O.C.	1,600	16
155	720	CHANG, HSIU-LI	U220112734	3F, No.14, Alley441, Lane150, Sec. 5, Shinyi Rd., Taipei, Taiwan 110, R.O.C.	1,600	16
156	722	LEE, FONS-HUANG	F220266717	9Fl., No. 2, Alley 119, Lane 103, Sec. 2, Neihu Rd., Taipei, Taiwan 114, R.O.C.	2,000	20
157	725	LU, HSIAO-PING	C220511947	1 Fl., No 13., Lane 73., Jungshan 1 st Rd., Jungshan Chiu ., Keelung , Taiwan 203 , R.O.C	1,200	12
158	727	TSAI, YU-CHING	C220029711	No.28, Lane118, Swei Rd., Wugu Shiang, Taipei, Taiwan 248, R.O.C.	200	2
159	728	FENG, HSIU-HSIA	F221225541	5F, No.10, Alley31, Lane185, Jungjeng Rd., Lujou City, Taipei, Taiwan 247, R.O.C.	200	2
160	729	JIANG, SYH-JEN	Q222075105	5Fl.-1, No 61 ., Guangcheng St., Pingien City., Taoyuan, Taiwan 324, R.O.C	400	4
161	730	CHEN, MEI-HSIA	F202222146	3F, No.9-2, Alley6, Lane68, Dafeng Rd., Taoyuan City, Taoyuan, Taiwan 330, R.O.C.	12,000	120
162	740	YEH, SHEN-TA	F124268813	3F, No.3, Lane30, Junghe St., Shinjuang City, Taipei, Taiwan 242, R.O.C.	800	8
163	747	KO, CHING-LI	N123422668	No.22, Fanpo St., Fushing Shiang, Changhua, Taiwan 506, R.O.C.	600	6
164	751	LIAO, YU-CHENG	P121266529	No.217-4, Nantzai Rd., Erluen Shiang, Yunlin, Taiwan 649, R.O.C.	400	4
165	755	LIAO, WEN-TSUI	F223435992	No 6 ., Alley 132 ., Lane 106 ., Sec 7., Yanping N. Rd., Shrlin Chiu ., Taipei., Taiwan 111 ., R.O.C	1,600	16
166	756	CHIU, HSIU-MEI	K221357793	No.39, Bajiaulin, Shrtan Shiang, Miaoli, Taiwan 354, R.O.C.	2,000	20
167	759	CHANG, LUNG-WEN	H101913988	No.586, Minyu 3th St., Taoyuan City, Taoyuan, Taiwan 330, R.O.C.	1,000	10
168	762	LIU, CHIU-CHU	V220602547	5F, No.23, Lane110, Sec.3, Tzchang Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	400	4
169	771	LAI, LI-CHIN	N221783713	No.12-4, Dahu Tsuen, Beitou Shiang, Changhua, Taiwan 523, R.O.C.	400	4
170	772	CHOU, CHUN-HUA	A220577710	1Fl., No 5., Alley 60 ., Lane 80 ., Wenlin N. Rd ., Shrlin Chiu ., Taipei., Taiwan 112 ., R.O.C	400	4
171	773	CHIANG, CHING-SEN	L122423089	No.521, Fengjou Rd., Shengang Shiang, Taichung, Taiwan 429, R.O.C.	200	2
172	777	CHEN, HSIU-CHEN	J221047424	No.30, Alley132, Lane56, Sec. 3, Kangning Rd., Taipei, Taiwan 114, R.O.C.	800	8
173	780	LEE, HO-JUNG	L121717171	No.82, Huashing St., Banchiau City, Taipei, Taiwan 220, R.O.C.	400	4
174	784	YANG, HO-CHIEH	J121728235	2Fl - 3 ., No 41 ., Liansheng St., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	6,000	60
175	788	HUNG, PI-HUANG	L220708741	No.336-6, Sec. 1, Jungyang Rd., Wuchi Jen, Taichung, Taiwan 435, R.O.C.	400	4
176	792	CHOU, PAI-LAN	R201902484	2F, No.9, Alley12, Lane40, Hulin St., Taipei, Taiwan 110, R.O.C.	600	6
177	794	YANG, SHAO-PING	J200267891	4F, No.16, Lane125, Fuho Rd., Yungho City, Taipei, Taiwan 234, R.O.C.	600	6
178	797	HE, YU-WEN	S221565193	No.164, Lane30, Shinyi Rd., Lujou City, Taipei, Taiwan 247, R.O.C.	1,800	18
179	803	HUNG, MING-LAN	M220985249	3F, No.14, Alley1, Lane278, Yonchi Rd., Taipei, Taiwan 110, R.O.C.	1,000	10
180	812	LIN, CHIA-CHANG	Q120014406	No 2., Lane 291 ., Jungyang Rd., Jubei City ., Hsinchu ., Taiwan 302 ., R.O.C	2,800	28
181	819	CHI, CHUN-LANG	M100887768	No.21-2, Guoj St., Chiai, Taiwan 600, R.O.C.	6,000	60
182	829	WANG, FENG-YU	A120571538	2F, No.12, Lane510, Sec. 2, Chenggung Rd., Taipei, Taiwan 114, R.O.C.	1,600	16
183	831	KAO, MING-SUNG	C120096756	4F, No.22, Lane465, Jungjeng Rd., Yunghe City, Taipei, Taiwan 234, R.O.C.	200	2
184	839	KO YEN, PI-CHU	C200795518	4F, No.145, Fude 1st Rd., Shijr City, Taipei, Taiwan 221, R.O.C.	800	8
185	840	CHOU, MING-YING	A220972304	1 Fl.,No.10, Alley2, Lane106, Sec. 4, Bade Rd., Taipei, Taiwan 105, R.O.C.	1,200	12
186	841	SHEN, YI-CHENG	P120303498	4F, No.5, Lane83, Yusheng Rd., Tucheng City, Taipei, Taiwan 236, R.O.C.	1,000	10
187	856	LIN, YUEH-TAO	Q220918009	2F, No.8, Alley41, Sec. 3, Jungshiau Rd., Sanchung City, Taipei, Taiwan 241, R.O.C.	1,200	12
188	863	CHIU, TSAI-MEI	T200424983	No.31, Yanping Rd., Dunggang Jen, Pingtung, Taiwan 928, R.O.C.	2,800	28
189	868	CHOU, CHIN-YU	T221654703	2F, No.18, Alley9, Lane385, Jingping Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	400	4
190	872	HUANG, LONG-SHUI	A123729518	5F, No.207,Sec 2., Junghua Rd., Shinjuang City, Taipei, Taiwan 242, R.O.C.	2,800	28
191	878	CHEN, HUNG-TAI	E120332928	No.76-2, Rungan St., Kaohsiung, Taiwan 801, R.O.C.	1,400	14
192	883	WANG, WEI-CHENG	F124812428	1F, No.14, Lane180, Minan Rd., Shinjuang City, Taipei, Taiwan 242, R.O.C.	2,400	24
193	887	LIN, YUNG-CHI	Q101052575	No.12, Lane176, Juangjing St., Dalin Jen, Chiai, Taiwan 622, R.O.C.	1,600	16
194	890	CHUNG, YUEH-HUA	F102369571	No.10-5, Alley80, Lane Kuanyin, Huatan Shiang, Changhua, Taiwan 503, R.O.C.	7,400	74
195	891	CHEN, KUN-TE	Q120447950	3F-2, No.6, Alley4, Lane Hungfu 3, Sec. 3, Shituen Rd., Taichung, Taiwan 407, R.O.C.	600	6
196	897	YU, MEI-YING	L220621043	2F, No.12, Lane510, Sec. 2, Chenggung Rd., Taipei, Taiwan 114, R.O.C.	2,000	20
197	902	LEE, HSIN-YEN	A223390416	3F, No.47, Lane9, Dashing St., Taipei, Taiwan 112, R .O.C.	600	6
198	917	TENG, CHIU-PING	T220483415	7F-1, No.242, Swei Rd., Daliau Shiang, Kaohsiung, Taiwan 831, R.O.C.	7,000	70
199	919	SUNG, PAO-SHEN	Q103301188	No.18, Lane59, Dungyi Rd., Chiai, Taiwan 600, R.O.C.	600	6
200	936	LU, HSIN-JUNG	F221616499	2F, No. 1, Lane 29, Dayung Rd., Sanshia Jen, Taipei, Taiwan 237, R.O.C.	400	4
201	938	LIAO, SHU-LING	L220094528	No.721, Yuanhuan E. Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	10,800	108
202	941	LIAO, CHIANG-YUAN	L122192909	No.13, Lane 87., Fengtian St., Fengyuan City, Taichung, Taiwan 420, R.O.C.	400	4
203	957	CHEN, MEI-HUA	Y200254902	5 F.,No.370-4, Sec. 2, Wenhua Rd., Banchiau City, Taipei, Taiwan 220, R.O.C.	400	4
204	965	CHANG, SHU-YIN	M220116995	No.207, Jungshan St., Nantou City, Nantou, Taiwan 540, R.O.C.	400	4
205	966	LIN, JUI-TANG	L121199726	No.8, Lane53, Sec. 1, Shinshing Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	3,000	30
206	967	CHIANG, CHAO-YEN	L221184110	No 99 ., Lane 152 ., Sec 2 ., Yatan Rd., Tantz Shiang., Taichung .,Taiwan 427 ., R.O.C	2,000	20
207	968	LIN, WEN-HO	L101981522	No.57, Lane114, Yuantung S. Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	5,000	50
208	969	YEH, HSIU-CHUAN	K201550672	No.25, Lane31, Sec. 1, Tantz St., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	1,800	18
209	971	CHEN, CHEN-HAI	K100490460	No.177, Sec. 4, Shmin Blv., Sungshan Chiu., Taipei, Taiwan 105, R.O.C.	8,000	80
210	972	HU, CHIU-NIEN	S220100563	No.3, Alley18, Lane190, Sec. 2, Yatan Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	2,000	20
211	973	TENG, YU-MEI	L201666764	4F, No.3, Alley98, Lane173, Shiangyang Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	1,000	10
212	974	TSENG, MING-CHU	D201404660	No 2.,Alley 4 ., Lane 21 ., Sec 1., Changping Rd., Beituen Chiu ., Taichung ., Taiwan 406 ., R.O.C	400	4
213	975	CHEN, PING-FANG	T220192857	No 12., Alley 28., Lane 43., Sec3., Dafeng Rd., Tantz Shiang .,Taichung., Taiwan 427 .,R.O.C	400	4
214	982	HUANG, HSIU-YING	D220410811	No.6, Alley3, Lane36, Dingmei 1st St., Tainan, Taiwan 703, R.O.C.	2,000	20
215	993	LIU, HONG-BIN	A122681699	7F-1, No.39, Lane151, Sec. 4, Renai Rd., Taipei, Taiwan 106, R.O.C.	2,000	20
216	994	WU, WEI-CHEN	L220677616	2F, No.15, Ningshiasi 4th St., Taichung, Taiwan 407, R.O.C.	3,000	30
217	1001	CHEN, WEN-WANG	L120674533	No.33-5, Lane380, Piehfeng Rd., Chingshuei Jen, Taichung, Taiwan 436, R.O.C.	1,000	10
218	1004	LAI, JUNG-CHIEH	M120065026	No.27, Lane222, Shiangshang Rd., Nantou City, Nantou, Taiwan 540, R.O.C.	1,600	16
219	1013	CHANG, YUN-CHI	P222507567	No 1-3 ., Sungdung Rd., Dabei Shiang, Yunlin, Taiwan 631 ., R.O.C	400	4
220	1018	CHEN, MEI-CHU	R222559376	NO.40, Shyngdah St., Rende Shiang, Tainan, Taiwan 717, R.O.C.	1,600	16
221	1030	LIN, CHU-FENG	A124208652	No.28, Lane145, Fumin Rd., Wanhu Chiu ., Taipei, Taiwan 108, R.O.C.	200	2
222	1035	CHAI, WEI-CHEN	F102710274	6F, No.351, Yucheng S. Rd., Yangmei Jen, Taoyuan, Taiwan 326, R.O.C.	800	8
223	1040	HSIEH, KUEI-LIN	K220155802	No.30, Jiaming, Miaoli City, Miaoli, Taiwan 360, R.O.C.	4,000	40
224	1045	LIAO, YU-CHEN	A210341477	4 Fl., No 28., Alley 4 .,Lane 345 ., Sec 4 ., Renai Rd .,Daan Chiu .,Taipei ., Taiwan 106., R.O.C	1,600	16
225	1047	YU, HSIU-JUNG	N220487212	No 98 ., Anshiang St ., Lugang Jen ., Changhua., Taiwan 505 ., R.O.C	200	2
226	1048	KUO, SHU-JEAN	N220481176	No.10, Lane149, Chenggung Rd., Lugang Jen, Changhua, Taiwan 505, R.O.C.	2,000	20
227	1050	HUANG, CHIN-HIS	N121732741	No.141, Chauyang St., Kaohsiung, Taiwan 807, R.O.C.	400	4
228	1063	CHANG, HUEI-TING	F122098180	4F, No.6, Lane67, Mintzu St., Yunghe City, Taipei, Taiwan 234, R.O.C.	1,000	10
229	1065	CHOU, YING-HSIANG	R100609142	4F.-9, No.52, Tzchiang 3rd Rd., Kaohsiung, Taiwan 802, R.O.C.	800	8
230	1067	CHIU, SHIN-CHUNG	A122311218	1F, No.12, Lane 312, Sec 1 ., Dihua St., Datung Chiu ., Taipei, Taiwan 103, R.O.C.	400	4
231	1068	SUN, CHIA-CHI	B221195768	4F, No.83, Sec. 3, Tzyou Rd., Taichung, Taiwan 401, R.O.C.	3,600	36
232	1071	HSU, CHING-HSIN	L221187004	No.99, Lane152, Sec. 2, Yatan Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	1,000	10
233	1074	CHOU, HSIU-LING	M220533914	No.11, Lane775, Jungshing Rd., Nantou City, Nantou, Taiwan 540, R.O.C.	6,800	68
234	1078	CHEN, WEI-CHEN	E121913445	13 Fl., -2 ., No.935 ., Sec 4 ., Wenshin Rd ., Beituen Chiu ., Taichung ., Taiwan 406 ., R.O.C	8,000	80
235	1079	TSAI, YUEH-YING	S201205936	No.16-2, Renshiau Rd., Renwu Shiang, Kaohsiung, Taiwan 814, R.O.C.	10,400	104
236	1081	LIN, HSIU-YIN	F202316849	No.301, Sec. 3, Jungshan Rd., Shulin City, Taipei, Taiwan 238, R.O.C.	400	4
237	1087	CHIANG,PENG-LUNG	X120345590	No 458., Dungfng Rd ., Bei Chiu ., Tainan , Taiwan 704 ., R.O.C	2,000	20
238	1088	HSIEH, WEN-TANG	R121158435	10F, No.5, Lane266, Chungming Rd., Tainan, Taiwan 701, R.O.C.	2,000	20
239	1090	LEE, WEN-JUI	T121828416	No.88-16, Fengtzuo Rd., Linbian Shiang, Pingtung, Taiwan 927, R.O.C.	1,000	10
240	1099	CHIU, HSIU-WEN	E220197350	No.326, Yanhai Rd., Dunggang Jen, Pingtung, Taiwan 928, R.O.C.	200	2
241	1111	LIAO, LI-WEN	B220567135	6F-1, No.309-3, Deji St., Taichung, Taiwan 402, R.O.C.	1,000	10
242	1112	HSIAO. PO-JEN	N123017569	No.11, Lane Suajing, Shetou Shiang, Changhua, Taiwan 511, R.O.C.	200	2
243	1113	HSU, SHUN-HUNG	P121428305	No 116., Shinjijuang ., Mailiau Shiang ., Yunlin ., Taiwan 638 ., R.O.C	400	4
244	1114	LIN, CHIA-KENG	A121370866	7F, No.128, Lungchiuan St., Taipei, Taiwan 106, R.O.C.	2,000	20
245	1117	HSU, HUI-TING	E221051540	8F-5, No.3, Lane206, Guoan 1st Rd., Taichung, Taiwan 407, R.O.C.	2,400	24
246	1122	LIAO, SHU-KUAN	N221541064	No.13, Lane112, Anshi St., Shioushuei Shiang, Changhua Taiwan 504, R.O.C.	1,200	12
247	1123	LIN, MEI-YA	P220176626	No.8, Jushan Rd., Jushan Jen, Nantou, Taiwan 557, R.O.C.	400	4
248	1138	SHIE, TSUEN-MU	E101007357	No.42, Bitzaitou St., Kaohsiung, Taiwan 813, R.O.C.	7,200	72
249	1139	LIN, SHENG-HUNG	E120931378	No.400, Wengyuan Rd., Daliau Shiang, Kaohsiung, Taiwan 831, R.O.C.	1,600	16
250	1141	LIN, JEN-CHANG	F121282731	3F, No.18, Zhengda 3rd. St., Taipei, Taiwan 116, R.O.C.	8,000	80
251	1146	TU, HSIAO-YING	D220025723	5F, No.96, Minchiuan 2nd Rd., Kaohsiung, Taiwan 806, R.O.C.	600	6
252	1148	LEE, WEI-TING	F120418291	1 Fl ., No4 ., Lane 36 ., Sanmin Rd ., Luiou City ., Taipei, Taiwan 247 ., R.O.C	10,000	100
253	1161	YANG, YI-SUNG	L120203678	No.115, Tzli St., Fengyuan City, Taichung, Taiwan 420, R.O.C.	2,000	20
254	1169	LIAO, PI-CHU	L220230220	No 4-10 ., Alley 7 ., Lane 153 ., Sec 2., Sanmin Rd., Banchiau City ., Taipei 220 ., R.O.C	200	2
255	1176	TANG, WAY-PING	E100702086	3F-1, No.5, Alley12, Lane23, Jiouchang St., Kaohsiung, Taiwan 811, R.O.C.	600	6
256	1184	HUANG, CHIUNG-HUI	F220857316	8F, No.351, Syuan Rd., Shinjuang City, Taipei, Taiwan 242, R.O.C.	200	2
257	1185	TSAI LIU, YU-CHIH	J200918900	8F, No.11, Chenggung S. Rd., Junghe City, Taipei, Taiwan 235, R.O.C.	2,000	20
258	1190	CHANG,CHIA-HAO	F123578481	No 6-1 ., Alley 2., Lane 703 ., Jingping Rd., Junghe City ., Taipei , Taiwan 235., R.O.C	200	2
259	1195	TENG, MING-MING	U220036622	No.59, Mintzu Rd., Gangshan Jen, Kaohsiung, Taiwan 820, R.O.C.	6,000	60
260	1204	HO, HUI-YA	E222070656	9F, No.127, Sec. 2, Chingnian Rd., Fengshan City, Kaohsiung, Taiwan 830, R.O.C.	400	4
261	1207	CHANG, SU-CHIU	Q220151415	13Fl.-4, No.122, Chianjen Lane, Kaohsiung, Taiwan 806, R.O.C.	800	8
262	1215	LEE,YUNG-TA	F104135537	No51-1., Lane 255., Gungguan Rd., Beitou Chiu ., Taipei ., Taiwan 112 ., R.O.C	400	4
263	1217	YEH,CHIU-YING	V220638921	9Fl.-5, No. 680 ., Sec 1., Shiangshang Rd., Nantuen Chiu ., Taichung., Taiwan 408 ., R.O.C	400	4
264	1218	TSAI, MENG-CHIN	M120257337	No 104 ., Yude St., Puli Jen ., Nantou ., Taiwan 545 .,R.O.C	1,200	12
265	1238	TSAI,MING-CHUAN	D121386063	No 287., Sec. 2 ., Changshi Rd., Annan Chiu ., Tainan, Taiwan 709 R.O.C	1,200	12
266	1244	LIU,KUAN-WEI	R121118306	12F l - 16 ., N0. 454., Daya Rd ., Bei Chiu., Taichung , Taiwan 404 ., R.O.C	800	8
267	1249	HUANG,TZU-HUAI	D120299623	No 27., Lane 420 ., Sec. 1 ., Jiankang Rd., Jung Chiu ., Tainan ., Taiwan 700 ., R.O.C	2,600	26
268	1252	TAI, JUI-HSIEN	R122334457	No 198., Luending Li ., Shinhua Jen ., Tainan , Taiwan 712 ., R.O.C	400	4
269	1263	YU CHIANG, CHUN-HAO	N200352469	No 770., Sec 3 ., Jinma Rd., Changhua City ., Changhua ., Taiwan 500 ., R.O.C.	4,000	40
270	1265	CHEN,CHUN-CHENG	R122885539	No 677 ., Wen-Hua Rd ., Chia-Li ., Tainan ., Taiwan 772., R.O.C	800	8
271	1266	YANG, SHIH-LU	R123035015	No 40-3 ., Haicheng Li ., Jilai Jen ., Taina ., Taiwan 722 ., R.O.C	1,200	12
272	1270	CHEN,CHUN-LING	R122121209	No 76 -26., Jungjou Tsuen ., Rende Shiang ., Tainan., Taiwan 717 ., R.O.C.	600	6
273	1278	LIN,HUA-CHI	D121659383	No 12 ., Alley 42 ., Lane 96 ., Sec. 1 ., Anhe Rd., Annan Chiu, Tainan, Taiwan 709 ., R.O.C	400	4
274	1282	LEE, CHENG-LUNG	V120128213	No 61 ., Chenggung Rd ., Taitung City ., Taitung, Taiwan 950 ., R.O.C	2,000	20
275	1288	TSENG, WEI-CHUNG	T121374477	No 147 ., Liren Rd ., Futian Tsuen ., Neipu Shiang ., Pingtung., Taiwan 912 ., R.O.C	600	6
276	1290	LIU, JUI-LIN	J221679122	No 20 .,Lane 298 ., Sec Neili ., Guanpu Rd ., Shinpu Jen ., Hsinchu County ., Taiwan 305 .,R.O.C	1,200	12
277	1293	WU,MING-SHU	S122535286	No 36 ., Junghua Rd., Luju Shiang, Kaohsiung, Taiwan 821 ., R.O.C	400	4
278	1294	LIN, YI-JUNG	S224056860	12Fl ., No 47 ., Chunghua St ., Tzuoying Chiu ., Kaohsiung, , Taiwan 813 ., R.O.C	400	4
279	1295	WU, SHU-CHUAN	R222753990	No 35., Ergangzu ., Jaigang Li ., Shiuejia Jen ., Tainan ., Taiwan 726 ., R.O.C	400	4
280	1299	KU,WEN-CHIN	R122181214	No 25., Datan First St., Datan Tsuen, Gueiren Shiang ., Tainan County ., Taiwan 711., R.O.C	1,200	12
281	1301	WU,CHIH-YUNG	R121419059	2Fl -1., No 63., Lane 442 ., Yiping Rd., Anping Chiu ., Taiwan 708 ., R.O.C	600	6
282	1306	HSIEH,SHU-HUI	D220801081	No 10 ., Alley 25 .,Lane 197 ., Shengli St ., Yangkang City ., Tainan ., Taiwan 710 .,R.O.C	400	4
283	1310	LIU,KUN-LIN	S121390514	3 Fl ., No 172 ., Shinjuang 1St. Rd., Tzuoying Chiu ., Kaohsiung., Taiwan 813 ., R.O.C	2,000	20
284	1312	CHEN, HSIANG-LAN	R221848785	No 13 ., Lane 62., Sec 6 ., Fuan Rd ., Annan Chiu .,Tainan ., Taiwan 709 .,R.O.C	800	8
285	1316	HUANG, SHIH-CHANG	R120039217	N0 24., Alley 11 ., Lane 445 ., Sec.2 ., Shinjin Rd ., Shinying City ., Taiwan 703 ., R.O.C	2,200	22
286	1321	WU,HSIN-LIN	D221575213	No 217 ., Chien- Ping 3rd St ., Anping Chiu ., Tainan., Taiwan 708 ., R.O.C	5,000	50
287	1322	LIN,SHEN-CHI	D120016839	No 40 ., Lane 502 ., Wenshian Rd ., Tainan ., Taiwan 704 ., R.O.C	2,400	24
288	1323	KO,YA-WEN	E220199612	No 132., Yilin Rd., Rende Shiang, Tainan, Taiwan 717., R.O.C	3,200	32
289	1324	WANG, SU-HSIA	R222323287	No 71., Lane 172 ., Chenggung Rd., Yungkang City ., Tainan., Taiwan 710 ., R.O.C	400	4
290	1326	CHEN SU, CHIN-HSIANG	S220889596	3 Fl., No 4 ., Lane 212 ., Sec 2., Bade Rd ., Fengshan City ., Kaohsiung, Taiwan 830 ., R.O.C	4,800	48
291	1327	TSENG,YAO-HSIEN	D120818842	No 37., Alley 31., Lane 146 ., Sec 1., Changshi Rd., Tainan., Taiwan 709 ., R.O.C	800	8
292	1328	TSENG,YU-HUI	D220708745	No 149., Lane 482 ., Sec. 2., Datung Rd ., Tainan ., Taiwan 702 ., R.O.C	400	4
293	1333	HSIEH,CHENG-AN	H121007141	13Fl ., No 7 ., Lane 69 ., Dungyung St ., Bade City ., Taoyuan., Taiwan 334 ., R.O.C	800	8
294	1343	HUANG,SHU-HUA	D201248457	7 Fl -4 ., No 231 ., Jianping 17th St ., Anping Chiu ., Tainan ., Taiwan 708 ., R.O.C	800	8
295	1344	HUANG,MIN-JU	P222486045	No 1399., Liansh Li ., Huwei., Taiwan 632 ., R.O.C	200	2
296	1356	TU,WEI-KUO	A124089264	13F l - 8 ., No.91 ., Sec. 1 ., Wanmei St ., Wenshan Chiu ., Taipei ., Taiwan 116 ., R.O.C	400	4
297	1359	LAI,CHING-LU	P123131761	No 183- 25 ., Leitsuo Tsuen ., Mailiau Shiang ., Yunlin ., Taiwan 638 ., R.O.C	2,400	24
298	1361	LIU,YU-CHI	R122582444	No 10 .,Lane 47., Renan Rd ., Annan Chiu ., Tainan., Taiwan 709 R.O.C	400	4
299	1362	HUANG,YI-WEN	R120049928	No 431 ., Sec.2 ., Shinjin Rd., Shinying City ., Tainan ., Taiwan 730 ., R.O.C	400	4
300	1366	YEN,MEI-YING	R220882621	No 7 ., Alley 46 ., Lane 22 ., Yunung St ., Lioujia Shiang , Tainan ., Taiwan 734 ., R.O.C	1,200	12
301	1368	HSIEH,CHI-HSIN	R122751805	No 29 ., Shinan Tusen ., Chigu Shiang ., Tainan ., Taiwan 724 ., R.O.C	400	4
302	1371	HU,TSO-LIANG	R122490389	No.7., Alley 46 ., Lane 22 ., Yunung St., Lioujia Shiang ., Tainan., Taiwan 734 ., R.O.C	200	2
303	1372	FANG,CHIEN-CHIH	D121186250	No 26 - 1., Alley 8 ., Lane 33 ., Anping Rd., Anping Chiu ., Tainan., Taiwan 708 ., R.O.C	8,800	88
304	1379	WANG,KUEI-HUNG	R121132646	No 10 ., Yanping Rd ., Jiali Jen ., Tainan ., Taiwan 722 ., R.O.C	600	6
305	1380	LIN, TIEN-SHENG	R122840736	No 3 ., Lane 233 ., Dashun St ., Gueiren Shiang ., Tainan ., Taiwan 711 ., R.O.C	2,000	20
306	1388	CHANG,CHIH-KAN	H120676142	No 81 ., Shingnung Rd., Jungli City, Taoyuan ., Taiwan 320 ., R.O.C.	4,000	40
307	1389	HSU,SHU-YING	H220487138	No 75 ., Jungshiau Rd., Jungli City, Taoyuan, Taiwan 320 ., R.O.C	6,200	62
308	1391	LIU,MEI-SHU	F221556943	5Fl ., No 4 ., Lane 134 ., Mini St ., Junghe City ., Taipei .,Taiwan 235 ., R.O.C	600	6
309	1392	TSENG,I - CHIN	R122938820	No 3 ., Alley 10 ., Lane 350 ., Yunung Rd., Dung Chiu ., Tainan ., Taiwan 701 .,R.O.C	200	2
310	1394	SU,HUI-CHUNG	F224212966	3 Fl ., No 6 ., Alley 3 ., Lane 48 ., Sec. 3 ., Muja Rd ., Wenshan Chiu ., Taipei ., Taiwan 116 .,R.O.C	200	2
311	1397	CHEN, TZU-YEN	E220457799	5 Fl ., No 66 ., Hua Shing St ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	200	2
312	1399	YEH,HSIU-CHIH	K221039398	5Fl ., No 6 ., Lane 128 ., Shiuecheng Rd., Tucheng City ., Taipei ., Taiwan 236 ., R.O.C	2,000	20
313	1400	CHIN,MEI-LING	D221323782	No 16., Lane 12 ., Jiandung St ., Dung Chiu ., Tainan., Taiwan 701 ., R.O.C	400	4
314	1401	TSAI,YU-HUI	D221410799	No 9., Lane 37 ., Anning St ., Annan Chiu ., Tainan ., Taiwan 709 ., R.O.C	800	8
315	1403	LI,TUNG-TSAI	S121241669	No 228 - 10 ., Shan Tsuen., Alian Shiang ., Kaohsiung ., Taiwan 822 ., R.O.C	1,800	18
316	1404	CHAN,CHIN-PING	D120210202	No 12 ., Lane 62 ., Deguang St ., Dung Chiu ., Taiwan 701 ., R.O.C	600	6
317	1405	WU,CHIA-LING	D221619210	No 471 ., Jiankang 2nd St ., Anping Chiu ., Tainan., Taiwan 780 ., R.O.C	400	4
318	1408	CHANG,CHENG-TIEN	L100149637	No 71 ., Shengli St ., Yung-Kang City ., Tainan ., Taiwan 710 ., R.O.C	400	4
319	1409	LIN, HSIU-LING	A223274298	4 Fl ., No 15 ., Alley 12 ., Lane 135 ., Jungjeng Rd ., Banchian City .,Taipei ., Taiwan 220 ., R.O.C	1,000	10
320	1413	TU,KENG-CHUAN	D121694962	No 18 ., Lane 62 ., Deguang Chiu ., Tainan ., Taiwan 701 ., R.O.C	400	4
321	1416	CHANG,HONG-CHI	N120760287	7 Fl -2 ., No 16 ., Alley 5 ., Lane 608 ., Pei-An Rd.., Taipei ., Taiwan 104 ., R.O.C	3,000	30
322	1419	CHAN,CHIUNG-YU	Q201436500	No 1-4 ., Alley 3 ., Lane Anle ., Heping Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	800	8
323	1420	HSIAO,LI-HUA	E201509803	No 15-4., Lane 104 , Chiaujung 2nd St ., Banchiau City ., Taipai ., Taiwan 220 ., R.O.C	600	6
324	1421	TSENG,WEN-CHIEH	J120785067	No 46 ., Lane 50 ., Shioutsai Rd ., Yangmei jen ., Taoyuan .,Taiwan 326 .,R.O.C	800	8
325	1422	YEH,CHIH-YING	P222368837	No 29 ., Lane 30 ., Bauchang Rd ., Douliou City ., Yunlin ., Taiwan 640 ., R,O,C	800	8
326	1423	WANG,SEN-FONG	F122003038	9 Fl -4 ., No 2 ., Lane 18 ., Sec. 1 ., Yunghe Rd ., Yunghe City ., Taipei ., Taiwan 234 ., R.O.C	200	2
327	1424	CHANG, MEI-YUN	Q222619714	No 3 ., Alley 2 ., Lane 4., Guangrung St ., Shulin City ., Taiwan 238 ., R.O.C	600	6
328	1426	CHEN, CHIA-YU	Y220520194	No 215 ., Shilin Rd., Beitou Shiang, Changhua, Taiwan 523 ., R.O.C	400	4
329	1427	WU,YI-CHUAN	G121712502	No 71-4 ., Lane 335 ., Yuantung Rd., Junghe City, Taipei, Taiwan 235 R.O.C	600	6
330	1428	TSAI,HAI-HUA	P221729881	5 Fl ., No 8-4., Alley 3 ., Lane 102 ., Chiaujung 1 St. , Banchiau City., Taipei ., Taiwan 220 ., R.O.C	200	2
331	1430	SHEN,SUN-JU	D120426764	No 52 ., Heshan St., Shi Chiu, Tainan, Taiwan 703 . ,R.O.C	4,600	46
332	1431	WANG,CHUN-MAN	R221798575	No 7 ., Alley 57 ., Lane 291 ., Yunung Rd ., Tainan ., Taiwan ., 701 ., R.O.C	2,600	26
333	1432	CHANG,HSIN-YUNG	D100186803	No12., Lane 227 ., Nan-Men Rd ., Tainan ., Taiwan 700 ., R.O.C	1,200	12
334	1434	CHANG,HSIU-LAN	V220364980	No 94 ., Jungshan Rd., Shinshr Shiang ., Tainan ., Taiwan 744., R.O.C	800	8
335	1435	TSAI, CHIH-YANG	E120225286	No 20., Lane 88 ., Guangfu Rd ., Budai Jen ., Chiai.,Taiwan ., R.O.C	2,000	20
336	1436	SHIH,HAN-LING	R222176680	No.157 ., Lane 157 ., Sec.1 ., Haidian Rd ., Tainan ., Taiwan 709 ., R.O.C.	400	4
337	1438	HU, JUO-HUA	F220612062	No 16., Alley 11 ., Lane 145., Gancheng St., Nantuen Chiu, Taichung, Taiwan 408., R.O.C	800	8
338	1441	CHEN,YU-LING	K220850080	No 3 ., Tsanghou St ., Banchiau City ., Taipei ., Taiwan 220., R.O.C	1,800	18
339	1442	CHEN,CHIU-CHUN	R223043500	No 42 ., Lane 93 ., Dawan 5nd St., Yungkang City, Tainan ., Taiwan 710 ., R.O.C	800	8
340	1443	CHENG,CHIN-HSUEH	E222052612	No 4 ., Lane 420 ., Tzuoyingda Rd., Tzuoying Chiu ., Kaohsiung ., Taiwan 813 ., R.O.C	200	2
341	1444	CHENG,MENG-YUEH	N222244162	No 5-1 ., Alley 18 ., Lane 181 ., Sec 3 ., Jungshan Rd ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	200	2
342	1445	CHEN,YING-YIN	P220902635	3 Fl ., No 35 ., Alley 1 ., Lane 138 ., Changan St ., Banchiau City ., Taipei ., Taiwan 220 .,R.O.C	1,800	18
343	1446	WANG,HSIN-YI	F220812899	No 32 - 1 ., Lane 181 ., Sec 3 ., Jungshan Rd ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	1,800	18
344	1447	JENG,WEN-SHIN	L220499970	1 Fl ., No 2 ., Alley 15 ., Lane 116 ., Shuang Feng Rd ., Shinjuang City ., Taipei ., Taiwan 242 ., R.O.C	200	2
345	1448	SHIEH,HSIN-WEN	A224435768	No 3 -2 ., Alley 2 ., Lane 119 ., Shioufeng St ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	200	2
346	1450	CHEN,HUI-LING	K220850099	3 Fl ., No 18 ., Lane 66 ., Sec 3 ., Yanping N. Rd ., Datung Chiu ., Taipei ., Taiwan 103 ., R.O.C	1,000	10
347	1452	YEH,SHU-CHING	k221039423	5 Fl ., No 6 ., Lane 128 ., Shiuecheng Rd ., Tucheng City ., Taipei ., Taiwan 236 .,R.O.C	400	4
348	1453	WU,CHIA-HUI	R222132839	N0 17-3 ., Alley 9 ., Lane 114 ., Weiguo St ., Dung Chiu ., Taiwan 701 ., R.O.C	800	8
349	1454	YANG,CHING-JU	M221053380	6 Fl ., No 6 ., Lane 69 ., Chungching Rd., Banchiau City, Taipei, Taiwan 220 ., R.O.C	200	2
350	1460	TSAI,LI-HSIANG	P220127427	4Fl ., No 2 ., Alley 4 ., Lane 105 ., Yanhe Rd ., Tucheng City ., Taipei ., Taiwan 236 ., R.O.C	2,000	20
351	1461	CHIANG,CHIH-YUNG	J121295875	10 Fl -5 ., No 91 ., Sec 1 ., Wanmei St., Wenshan Chiu, Taipei, Taiwan 116 ., R.O.C	2,000	20
352	1462	HUANG, HUI-MIN	A220182364	No 116 ., Bei-Yuen St ., Tainan City ., Taiwan 704 ., R.O.C	800	8
353	1463	HO,WEN-HSIUNG	Q120939775	22 Fl -2 ., No 6 ., Sec 2 ., Chagjiang Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	200	2
354	1464	CHOU,YU-LIEN	J221434212	No 281 ., Jungcheng Tsuen ., Emei Shiang ., Hsinchu ., Taiwan 315 ., R.O.C	200	2
355	1465	YU,JUI-LING	A222351974	2 Fl ., No 35 ., Alley 3 ., Lane 62 ., Taishuen St ., Shulin City ., Taipei ., Taiwan 238 ., R.O.C	2,000	20
356	1466	TSAI,CHIH-CHEN	P121746988	2 Fl -1 ., No 20 ., Alley 9 ., Lane 239 ., Sec. 2 ., Bade Rd ., Banchiau City ., Taipei ., Taiwan 220., R.O.C	400	4
357	1467	CHANG,HUI-CHEN	P220309698	3 Fl , No 58 ., Lane 19 ., Jungshiau St ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	600	6
358	1468	CHEN,FEN-LAN	R221491437		800	8
359	1469	MIAO,MEI-CHIAO	F221774709	No 51 ., Shingfu Rd ., Houlung Jen ., Miaoli ., Taiwan 356 ., R.O.C	2,200	22
360	1470	LU HSU,SHU-CHEN	F200602020	4 Fl ., No 7 ., Shuenfeng Rd ., Tucheng City ., Taipei ., Taiwan 236 ., R.O.C	200	2
361	1471	HSU,HUI-LING	R221349607	5 Fl -4., No.24 ., Lane 64 ., Renhua St ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	400	4
362	1473	HSU,CHENG-YI	Q120993939	10 Fl -2 ., No 105 ., Lane 245 ., Szu Chuan Rd ., Banchiau City ., Taipai ., Taiwan 220 ., R.O.C	200	2
363	1474	LEE,LI-CHEN	M220415644	4 Fl ., No 2 ., Alley 2 ., Lane 31 ., Tianshiang St ., Shinjuang City ., Taipei ., Taiwan 242., R.O.C	400	4
364	1475	SU,CHIN-HSIN	S120886324	No 15 ., Lane 40 ., Benjou 3 rd St ., Gangshan Jen ., Kaohsiung ., Taiwan 820 ., R.O.C	1,200	12
365	1476	WANG,CHING-HSIANG	S122354861	No 86 ., Dakeng Rd ., Dashu Shiang ., Kaohsiung ., Taiwan 840 ., R.O.C	400	4
366	1477	LIN,I-CHUN	D220283485	No 33 ., Yungnan 3 rd St ., Nan Chiu ., Tainan .,Taiwan 702 ., R.O.C	7,200	72
367	1482	CHEN,SHO-FEN	T220982806	1 Fl ., No 17 ., Lane 160 ., Tianbau St ., Shituen Chiu ., Taichung ., Taiwan 407 ., R.O.C	3,000	30
368	1484	WENG,MEI-YUN	D220946325	2 Fl ., No 35 ., Lane 258 ., Sec. 2 ., Fuchian Rd ., Shi Chiu ., Tainan ., Taiwan 703 ., R.O.C	800	8
369	1485	KUO,LING-CHUN	D221450926	No 57 ., Hejung St ., Shi Chiu., Tainan., Taiwan 703 ., R.O.C	600	6
370	1486	KAN,HSIU-MIN	T202581141	No 57 ., Hejung St ., Shi Chiu., Tainan., Taiwan 703 ., R.O.C	1,000	10
371	1491	LU,WEI-CHEN	D120811094	No 21., Lane 57 ., Sec 2 ., Jinhua Rd ., Nan Chiu ., Tainan ., Taiwan 702 ., R.O.C	2,000	20
372	1492	LIU,CHIAO-YIN	R223046172	No 3 - 1 ., Alley 82 ., Lane 112 ., Nanshing Rd ., Yungkang City ., Tainan ., Taiwan 710 ., R.O.C.	400	4
373	1493	TAI,CHIU-MEI	R222111661	No 141 ., Jungjou ., Jungsheng Tsuen ., Rende Shiang ., Tainan ., Taiwan 717 ., R.O.C	800	8
374	1494	LI,CHENG-TA	D120037883	3 Fl ., No 15-2 ., Lane 18 ., Dashiue Rd ., Dung Chiu ., Tainan ., Taiwan 701 ., R.O.C	2,000	20
375	1495	KUO,SHIH-HUI	R122622041	2Fl ., No 5 ., Lane 187 ., Sec.2 ., Daguan Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	200	2
376	1496	LIN,CHING-YA	G220532217	No 1 ., Alley 127 ., Lane 385 ., Shian St ., Luodung Jen ., Ilan ., Taiwan 265 ., R.O.C	200	2
377	1497	TSENG,SU-CHUN	V220670929	No 33 ., Lane 86 ., Wucheng St ., Wanhua Chiu ., Taipei ., Taiwan 108 ., R.O.C	200	2
378	1498	LIN,CHING-WEN	G220613511	No 1 ., Alley 127 ., Lane 385 ., Shian St ., Luodung Jen ., Ilan ., Taiwan 265 ., R.O.C	200	2
379	1500	CHANG,MIAO-KUAN	C200305809	No 324 ., Sec. 3, Heping E. Rd., Daan Chiu, Taipei, Taiwan 106 ., R.O.C	400	4
380	1501	TSENG,CHI-WEN	V120670543	3 Fl ., No 8 ., Lane 33 ., Yanan St ., Tucheng City ., Taipei ., Taiwan 236 ., R.O.C	400	4
381	1502	YANG,YI-HSIA	B200981031	5 Fl ., No 10 ., Lane 102 ., Sec. 1 ., Shinsheng N. Rd ., Jungshan Chiu ., Taiwan 203 ., R.O.C	400	4
382	1503	CHENG,YU-CHIH	E221670312	8 Fl .,No 52., Chungjeng Rd ., Tzuoying Chiu ., Kaohsiung ., Taiwan 813., R.O.C	1,000	10
383	1506	KUO,CHIA-MIN	N122742509	No 338 ., Jieshou Shintsuen ., Changhua City ., Taiwan 500 ., R.O.C	800	8
384	1510	CHEN,CHING-TE	T122711885	No 126., Alley 46 ., Lane 688 ., Jungieng Rd ., Pingtung City ., Pingtung , Taiwan 900 ., R.O.C	800	8
385	1512	TSENG,HUAN-CHIN	J 101843231	No 24 ., Jungshan Rd ., Hsinchu ., Taiwan 300 ., R.O.C	16,000	160
386	1513	LIU,HO-TE	G101565918	No 165 .,	16,000	160
387	1515	LIN,CHING-YING	G221204776	No 1 ., Alley 127 ., Lane 385 ., Shian St ., Luodung Jen ., Ilan ., Taiwan 265 ., R.O.C	200	2
388	1516	LIN,MAN-TSU	D201394641	No 6-3 ., Nungan St., Jungshan Chiu, Taipei, Taiwan 104 ., R.O.C	16,000	160
389	1520	CHANG,MENG-YING	R220935190	No 94 ., Jungshan Rd , Shinshr Shiang ., Tainan ., Taiwan 744 ., R.O.C	200	2
390	1521	SHIH,PEI-WEN	R223214321	No 21 ., Lane 118 ., Sec.2 ., Bauda Rd., Gueiren Shiang ., Tainan ., Taiwan 711 ., R.O.C	1,400	14
391	1522	WU, CHIA-HUNG	E122593518	No 330 ., Shianjeng Rd ., Sanmin Chiu ., Kaohsiung ., Taiwan 807 ., R.O.C	400	4
392	1523	WANG,YUNG-CHANG	S122714438	No 20 ., Alley 11 ., Lane 1 ., Shengli St ., Yungkang City ., Tainan ., Taiwan 710 .,R.O.C	400	4
393	1527	YANG,MING-CHE	E122500568	7 Fl., No 50 ., Hejen St ., Tainan ., Taiwan 703 .,R.O.C	1,400	14
394	1530	WANG, SHR - YI	F224554781	3 Fl ., No 33 ., Lane 7 ., Sec 2 ., Daguan Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	600	6
395	1531	HSIAO,CHIH-AN	Y120471210	4 Fl ., No 86 ., Sec 5 ., Shinhai Rd ., Wenshan Chiu ., Taipei ., Taiwan 116 ., R.O.C	1,000	10
396	1532	LEE , CHIH-PENG	N120557557	No 9 ., Lane 26 ., Fuma St , Changhua City ., Changhua ., Taiwan 500 ., R.O.C	1,000	10
397	1534	SU,YI-CHUAN	F121848766	No 32 - 1 ., Lane 181 ., Sec 3 ., Jungshan Rd ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	200	2
398	1535	LO ,TAI-HSIN	C100535896	5 Fl ., No 6 ., Lane 128 ., Shiuecheng Rd ., Tucheng City ., Taipei ., Taiwan 236 .,R.O.C	600	6
399	1536	WANG,HUNG-CHEN	T122414087	No 74 ., Yichang Rd ., Sanmin Chiu ., Kaohsing .,Taiwan 807 ., R.O.C	200	2
400	1539	TSAI,MEI-KIN	E201093480	No 330 ., Shianjeng Rd ., Sanmin Chiu ., Kaohsiung ., Taiwan 807 ., R.O.C	400	4
401	1540	HUANG LIN,FEN-LIN	G201005400	1 Fl ., No 12 ., Lane 31 ., Sec 4 ., Chang Jung Rd ., Tainan ., Taiwan 704 ., R.O.C	12,000	120
402	1544	LIN,CHIEN-TANG	E123000094	No 57 ., Gaunan 6 th St ., Renwu Shiang ., Kaohsiung ., Taiwan 814 ., R.O.C	400	4
403	1545	LIN,TIEN-FU	R101175869	No 69 ., Fuguo Rd ., Tzuoying Chiu ., Kaohsiung ., Taiwan 813 ., R.O.C	16,000	160
404	1546	TAI,TAI-SHAN	D100231009	No 116 ., Daj St ., Shi Chiu ., Tainan ., Taiwan 703 ., R.O.C	16,000	160
405	1547	TANG,CHING-CHUAN	F102226768	1 Fl ., No 25 ., Lane 19 ., Jinglung St .,Wenshan Chiu ., Taipei ., Taiwan 116 ., R.O.C	16,000	160
406	1548	NIGITEK TECHNOLOGY CORP	16415645	1F,NO.94,SHINYI RD.,SHINYI HINY,KEELUNG 201, TAIWAN, R.O.C.	60,000	600
407	1549	WU,LI-CHIN	P221008332	4 Fl ., No 306 ., Sec 2 ., Changjiang Rd ., Banchiau City ., Taipei .,Taiwan 220 ., R.O.C	1,000	10
408	1552	CHEN,YI-HSIEN	A222284754	4 Fl ., No 4 ., Lane 221 ., Dehe Rd ., Yunghe City ., Taipei ., Taiwan 234 ., R.O.C	200	2
409	1557	HUANG,YU-SHENG	E124320399	No 76 ., Guangdung 1 st St ., Lingya Chiu ., Kanohsiung ., Taiwan 802 ., R.O.C	200	2
410	1558	LEE, YI-SHAN	N221601323	No 16 ., Lane 496 ., Sec. 3 ., Jungshan Rd., Shijou Shiang, Changhua, Taiwan 524 ., R.O.C	400	4
411	1559	CHEN,SHU-CHING	M220799421	7 Fl ., No 1 ., Lane 8 ., Ta Tung St. , Pan-Chiao ., Taipei ., Taiwan 220 ., R.O.C	1,200	12
412	1560	LIN,YU-FEN	K221950570	No 15 ., Fufeng E. St ., Bade City ., Taoyuan ., Taiwan 334 ., R.O.C	400	4
413	1561	LAI,CHIA-PEI	F221774718	2 Fl., No 5 ., Alley 34 ., Lane 160 ., Sec.3 ., Daguan Rd ., Banchiau City ., Taipei ., Taiwan 220 ., .RO.C	200	2
414	1562	CHANG,SHU-TING	A224930295	2 Fl ., No 28 ., Alley 156 ., Lane 369 ., Yuantung Rd ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	800	8
415	1564	MU,LU WU-THE	F203751628	No 117 ., Guangming Rd ., Sanchung City ., Taipei ., Taiwan 241 .,R.O.C	800	8
416	1565	HSU,SHU-HUI	A221925729	No 8-4 ., Lane 36 ., Guangwu St ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	200	2
417	1566	LU HUANG,HIS-MEI	M220420798	No 156-1 ., fong an St ., Nantuen Chiu., Taichung ., Taiwan 408 ., R.O.C	400	4
418	1567	SU,YA-FAN	S122852237	No 38., Lane 48 ., Dungan Rd ., Dung Chiu ., Tainan .,Taiwan 701 ., R.O.C	200	2
419	1568	CHEN,YA-TING	L222544307	No 26-2 ., Lane chung guang ., Shinan Rd ., Wur Shiang ., Taichung ., Taiwan 414 ., R.O.C	400	4
420	1569	HUANG,YEN-PING	Q221579766	No 25 ., Alley 27 ., Lane 244 ., Sec 2 ., Yuanji Rd., Yuanlin Jen, Changhua, Taiwan 510., R.O.C	1,000	10
421	1570	LIU,LI-CHEN	T220327912	2 F l ., No 28 ., Lane 67 ., Dungyuan St ., Wanhua Chiu ., Taipei ., Taiwan 108 ., R.O.C	1,200	12
422	1571	WU MIN,PI-YU	A201264592	9 Fl - 6 ., No 142 ., Sec 2 ., Heping W. Rd ., Jungjeng Chiu ., Taipei ., Taiwan 100 ., R.O.C	3,600	36
423	1572	TUNG,YUEH-LING	A221618087	5 Fl ., No 19 ., Lane 60 ., Sec. 3 ., Jincheng Rd., Tucheng City, Taipei, Taiwan 236 ., R.O.C	600	6
424	1573	LIN LU,YU-FENG	G220203248	2 Fl - 3 ., No 40 ., Deguang Rd, Junghe City ., Taipei ., Taiwan 235 ., R.O.C	200	2
425	1574	LIAO,CHIA-CHI	A225047404	No 15 ., Lane 41 ., Jingcheng Rd ., Taitung City ., Taitung., Taiwan 950 ., R.O.C	800	8
426	1575	SHEN,SHU-LIN	F222068988	3 Fl ., No 16 ., Lane 346 ., Sec 2 ., Jungyang Rd ., Tucheng City ., Taipei ., Taiwan 236 ., R.O.C	200	2
427	1576	TAI,LI-CHING	F222072526	22 Fl -2 ., No 6 ., Sec 2 ., Changjiang Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	200	2
428	1577	LEE,LI-HUA	A221938682	4 F l ., No 82 ., Lane 465 ., Sec. 2 ., Jungshan Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.OC.	1,200	12
429	1578	CHEN,CHUN-YU	F124245141	No 203 ., Jingping Rd., Junghe City, Taipei, Taiwan 235 ., R.O.C	200	2
430	1579	LIN,HSIU-YING	A220900255	12 Fl ., No 6 ., Lane 43 ., Jungshiau St ., Shulin City ., Taipei , Taiwan 238 ., R.O.C	600	6
431	1580	CHUANG,SHU-HUA	Q220770296	5 Fl ., No 27 ., Lane 81 ., MINJ St ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	400	4
432	1581	CHIANG,KUEI-MEI	U220468151	No 314-2 .,Minchiuan Rd., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	400	4
433	1582	FAN,CHING-CHENG	D220857412	3 Fl - 3 ., No 388 ., Chingping Rd., Anping Chiu, Tainan, Taiwan 708 ., R.O.C	4,400	44
434	1583	CHEN,PING-HO	T122492723	3 Fl ., No 4., Lane 212 ., Sec.2 ., Bade Rd ., Fengshan City ., Kaohsiung ., Taiwan 830 ., R.O.C	2,200	22
435	1584	YEH,CHU-HUNG	R222773876	No 30 ., Lane 103 ., Yancheng Rd ., Nan Chiu ., Tainan ., Taiwan 702 ., R.O.C	400	4
436	1586	CHOU,CHIA-LI	P220897086	3 Fl ., No 6 ., Alley 3 ., Lane 176 ., Fu-Te 1 St Rd ., Hsi-Chih City ., Taipei ., Taiwan 221 ., R.O.C	400	4
437	1587	LI CHIANG,CHUN-TE	R200093860	No 12., Alley 43 ., Lane 172 ., Chenggung Rd ., Yungkang City ., Tainan ., Taiwan 710 ., R.O.C	3,200	32
438	1588	TSAI,NENG-CHU	W200214490	3 Fl ., No 240 ., Yanji St ., Tucheng City ., Taipei ., Taiwan 236 ., R.O.C	1,000	10
439	1590	YEH,YZU-WEI	P222134395	No 29 ., Lane 30 ., Bauchang Rd ., Douliou City ., Yunlin ., Taiwan 640 ., R,O,C	200	2
440	1593	CHAO CHEN, SU-CHEN	L202822097	No .13 ., Lane 195 ., Tucheng Rd., Dali City, Taichung, Taiwan 412 ., R.O.C	400	4
441	1594	LIANG,WEI-TING	L221090953	5 Fl -2 ., No 59 ., Lane 72 ., Sec 3 ., Nehu Rd., Taipei	400	4
442	1595	HSU,CHING-MING	T121600481	No 2 ., Lane 59 ., Chungan St ., Pingtung City ., Pingtung ., Taiwan 900 ., R.O.C	40,000	400
443	1596	HUANG,HSUEH-JEN	Q120658220	7 Fl ., No 340 ., Fushing Rd ., Shulin City ., Taipei ., Taiwan 238 ., R.O.C	200	2
444	1597	YEN,MING-I	X220335274	11 Fl .,No 142 ., Sec 1 ., Yunghe Rd ., Yunghe City ., Taipei ., Taiwan 234 ., R.O.C	1,600	16
445	1598	LIN,HSIU-HSIA	F221391764	4 Fl ., No 14-3 ., Lane 103 ., Swei Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	400	4
446	1599	CHAN,CHIN-TUAN	N221987417	5 Fl ., No 15 ., Alley 42 ., Lane 250 ., Sec 2 ., Huanhe S. Rd ., Wanhua Chiu ., Taipei ., Taiwan 108 ., R.O.C	800	8
447	1600	YU,HSIU-MEI	F222915473	No 3 ., Alley 28 ., Lane 199 ., Sec 3 ., Shiwan Rd ., Shijr City ., Taipei ., Hsien ., Taiwan 221 ., R.O.C	1,000	10
448	1604	HUANG,SHIH-YA	A223040765	6 Fl ., No 514 ., Sec. 2, Junghua Rd., Wanhua Chiu, Taipei, Taiwan 108 ., R.O.C	200	2
449	1606	WU,LI-CHING	A201239624	1 Fl ., No 79 ., Jiuguang Rd ., JungJeng Chiu ., Taipei ., Taiwan 100 ., R.O.C	800	8
450	1609	CHEN,NI-CHING	R223018445	2 Fl ., No 6 ., Alley 2 ., Lane 4 ., Guangrung St ., Shulin City ., Taipei ., Taiwan 238 ., R.O.C	200	2
451	1611	CHEN,YU-TZU	P221528731	12 Fl -2 ., No 60 ., Aiguo E. Rd., Jungjeng Chiu, Taipei, Taiwan 100 ., R.O.C	800	8
452	1612	SHEN,HSIU-YUEH	P220866312	4 Fl ., No 1 ., Shiou Shuei Rd ., Shindian City ., Taipei ., Taiwan 231 ., R.O.C	600	6
453	1613	YU,CHING-HSIU	F203450671	3 Fl ., No 409 ., Yuantung Rd ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	200	2
454	1614	WU,HUAI-YU	F222044200	7 Fl ., No 67 ., Lane 130 ., Sec 2 ., Schuan Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	400	4
455	1615	HU,CHIU-HSIA	F203361277	2 Fl -1 ., No 15 ., Lane 8 ., Minj St ., Junghe City ., Taipei ., Taiwan 235 ., R.O.C	200	2
456	1616	HUNG,YU-CHUEH	A226739376	No 15 ., Guangming Rd., Fangyuan Tsuen, Fangyuan Shiang, Changhua, Taiwan 528 ., R.O.C	200	2
457	1617	HUANG,KUEI-MEI	U220293985	4 Fl ., No 4 .,Guangming St ., Tucheng City ., Taipei ., Taiwan 236 ., R.O.C	200	2
458	1618	CHIANG,HSIU-YEN	D220495163	No 83 ., Lane 114 ., Dashing St., Bei Chiu, Tainan, Taiwan 704 ., R.O.C	400	4
459	1621	HUANG,KUN-SUNG	F121498846	No 160-1 ., Jungshiau Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	200	2
460	1622	CHEN,PO-YUAN	P120480516	3 Fl -1 ., No 423 ., Dehe Rd., Yunghe City, Taipei, Taiwan 234 ., R.O.C.	4,000	40
					1,168,200	11,682